UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)1

SeraCare Life Sciences, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

81747T104
(CUSIP Number)

Marc Weingarten, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2280
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 10, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 81747T104

1	NAME OF REPORTING PERSON LTOVA HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,846,657
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,846,657
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,846,657
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON OO

 CUSIP NO. 81747T104

1	NAME OF REPORTING PERSON JACOB SAFIER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,853,263
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,853,263
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,853,263
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.7%
14	TYPE OF REPORTING PERSON IN

 CUSIP NO. 81747T104

Item 1.	Security and Issuer.

This Amendment No. 2 (“Amendment No. 2”) amends the statement on Schedule 13D filed on March 6, 2009, as amended by Amendment No. 1 filed on October 6, 2010 (as so amended, the “Amended Schedule 13D”), with respect to the Shares of the Issuer. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 shall have the meanings set forth in the Amended Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Amended Schedule 13D is being further amended to include the following:

In order to preserve their right to nominate persons for election to the Board of Directors of the Issuer at its Annual Meeting in 2011, and in accordance with the requirements set forth in the Issuer’s By-laws, the Reporting Persons notified the Issuer on November 9, 2010 of their intention to nominate Ken Banta, Michael Gatz and Michael Frey, Ph.D., for election as directors at the Annual Meeting in 2011.

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2010	LTOVA HOLDINGS LLC

	By:	/s/ Jacob Safier
Jacob Safier Managing Member

/s/ Jacob Safier
JACOB SAFIER